EXHIBIT 99.1

Almaden Announces $7 Million Non-Brokered Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, B.C., May 11, 2018 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”) (TSX:AMM) (NYSE American:AAU) is pleased to announce a proposed non-brokered private placement financing (the "Offering") of up to 7,000,000 units (the “Units”) to raise up to $7,000,000 at a price of $1.00 per Unit.

Each Unit will consist of one common share of the Company and one-half of one non-transferable common share purchase warrant, each whole share purchase warrant (a "Warrant") entitling the holder to purchase one common share of the Company at a price of $1.35 per share for four (4) years following the closing of the Offering.

The Warrants will be subject to an acceleration provision whereby if, commencing four months and one day after the Closing Date, the daily volume weighted average trading price of the common shares on the TSX is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the Warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date.

Almaden intends to use the net proceeds of the Offering for exploration and development activities relating to the Ixtaca project, and for general corporate purposes. Certain insiders of the Company may participate in the Offering. The issuance of Units to insiders of the Company pursuant to the Offering will be considered related party transactions within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction (MI 61-101). The Company intends to rely on exemptions from the formal valuation and minority approval requirements of sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such insider participation, based on a determination that fair market value of the participation in the Offering by insiders will not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

Sprott Capital Partners, a division of Sprott Private Wealth LP, and affiliates will act as finders in connection with the Offering. The Company may pay finders’ fees in connection with the Offering in cash, shares, warrants or combinations thereof.

Closing of the Offering is anticipated to be on or about June 7, 2018 (the “Closing Date”) and is subject to receipt of applicable regulatory approvals including approval of the TSX and NYSE American exchanges. The securities issued will be subject to a standard four month hold period in Canada.

About Almaden

Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

THIS NEWS RELEASE, PROVIDED PURSUANT TO APPLICABLE CANADIAN REQUIREMENTS, IS NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Forward-Looking Information
Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/